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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of [December], 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F ( X )             No    Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes (    )                  No ( X )

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-        .
                                   --------

     The registrant files with the Korea Securities Exchange the notice dated December 2, 2003. Attached is English language version of the notice.

The following table sets forth the summary of a lawsuit against Nexscien Co., Ltd.

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--------------------------------------------------------------------------------
1. Litigant                        Plaintiff           Mirae Corporation

---------------------------------- ------------------- -------------------------
                                   Defendant           Nexscien Co., Ltd.

---------------------------------- ------------------- -------------------------
2. Date of Litigation              December 1, 2003

---------------------------------- ---------------------------------------------
3. Title of Litigation             Prohibition on Patent Violation Related
                                   Modification of Purpose and Reason on
                                   Litigation.

---------------------------------- ---------------------------------------------
4. Jurisdiction                    Suwon District Court

---------------------------------- ---------------------------------------------
5. Litigation Amount               2,184,881,494 won

---------------------------------- ---------------------------------------------
 - Capital                         12,463,750,000 won
   (as of December 2002)
---------------------------------- ---------------------------------------------
 - Ratio to Capital                17.53%

---------------------------------- ---------------------------------------------
6. Purpose & Reason of Litigation  .  Purposes of Litigation

                                   1) Defendant is prohibited all economic
                                   actions including manufacture, sell, use, assign, lease on the lawsuit related module test handler products and any advertisement or display for assignment and lease on these products.
                                   2) Defendant is obliged to pay the
                                   full-litigated amount of 2,184,881,494 won and interest rate of 2%, starting from the filing date until the completion date of payment.
                                   3) Defendant is responsible for the
                                   litigation expense.
                                   4) Judgment on "Provisional Execution" on
                                   item 2).

                                   .  Reasons of Litigation
                                   1) This litigation is modified in the claim amount of compensation; otherwise, the original file on litigation is the same.
                                   2) The defendant's module test handler
                                   clearly violated the plaintiff's module
                                   handler products. The plaintiff's module test handlers are protected by related patents; and, the defendant's patents violations were approved by related profert and technical demonstration. Therefore, the defendant is responsible to compensate all damages that occurred to the plaintiff.

---------------------------------- ---------------------------------------------
7. General Measures                Mirae Corporation is seeking some additional
                                   actions when Suwon District Court affirms the final conviction.

---------------------------------- ---------------------------------------------
8. Total Assets                    210,725,404,921 won
  (as of December 2002)

---------------------------------- ---------------------------------------------
9. Other                           -

---------------------------------- ---------------------------------------------




     The following table sets forth the summary of disposal of KMT's shareholdings.


                                       2

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--------------------------------------------------------------------------------
1. Subject           Company Name           Korea Mount Technology Co., Ltd.
   Company                                  (KMT)
-------------------- -------- ------------- ------------------------------------
                     CEO                    Tak-Hee Son
                     ---------------------  ------------------------------------
                     Relation to the        Unrelated
                     Company
                     ---------------------  ------------------------------------
                     Capital                2,749,990,000 won
                     ---------------------  ------------------------------------
                     Issued shares          549,998 shares
                     ---------------------  ------------------------------------
                     Core Business          Manufacturing of electronic
                                            Components & Processing of PCB parts
                     ---------------------  ------------------------------------
                     Address                Pyeong-tak City, Kyeong-ki Do, Korea
-------------------- ---------------------  ------------------------------------
2. Summary           Amount of Disposal     2,200,000,000 won
   of Disposal
-------------------- ---------------------  ------------------------------------
                     Shares of Disposal     220,000 shares
                     ---------------------  ------------------------------------
                     Total Shares           0
                     After Disposal
                     ---------------------  ------------------------------------
                     Shareholding Ratio     0
                     After Disposal
                     ---------------------  ------------------------------------
                     Date of Transaction    December 2, 2003
------------------------------------------  ------------------------------------
3. Purpose of Disposal                      As a part of corporate restructuring
                                            process in order to emphasize on
                                            core business.
-------------------- ---------------------  ------------------------------------
4. Accumulated Disposal Amount              6,712,215,400 won

------------------------------------------  ------------------------------------
   - Capital (as of December 2002)          12,463,750,000 won

------------------------------------------  ------------------------------------
   - Ratio to Capital                       53.9%

------------------------------------------  ------------------------------------
5. Date of Decision                         December 2, 2003
    (by Board of Directors)
------------------------------------------  ------------------------------------
   -- Attendance of Independent             Yes: 3                 No: 0
   Directors
------------------------------------------  ------------------------------------
   -- Attendance of Auditor                 Yes
------------------------------------------  ------------------------------------
6. Infringement of Fare Trade Rules         No

------------------------------------------  ------------------------------------
7. Total Assets (as of December 2002)       210,725,404,921 won

------------------------------------------  ------------------------------------
8. Other - The target disposal object is Corporate Bonds and these CBs are not converted to shares.
                                            - The figure on Shares of disposal
                                            is the expecting shares if CB is to
                                            convert into shares.

------------------------------------------  ------------------------------------
9. Related disclosure date                  November 19, 2002

------------------------------------------  ------------------------------------


     [Table: The Summary of Disposal Shares]

---------------------- ------------------------------ --------------------------
Company                          Relation                     Amount
---------------------- ------------------------------ ------------------ ------
SK Communications                Unrelated                     4,512,215,400 won
Corporation
------------------------------------------ ------------------------------ ------
KMT                              Unrelated                     2,200,000,000 won

------------------------------------------ ------------------------------ ------

                                       3

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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2003




By    MiRi Chung
   -----------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team


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